

April 2, 2021

Alan Yu
Chief Executive Officer
Karat Packaging Inc.
6185 Kimball Avenue
Chino, CA 91708

>   **Re: Karat Packaging Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed March 30, 2021**
>   **File No. 333-253270**

Dear Mr. Yu:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1, Amendment No. 1

Summary Selected Consolidated Financial and Operating Data, page 14

1.   We note that footnote (1) to the pro forma earnings per share data caption refers to your planned calculation of amounts for the year ended December 31, 2019. Please note that pro forma data should only be provided for the most recent year - i.e., the year ended December 31, 2020, - and any subsequent interim period, if applicable. Revise your presentation, including footnote (1) to comply. This comment also applies to the Selected Consolidated Financial and Operating Data at page 40.

You may contact Beverly Singleton at 202-551-3328 or Martin James at 202-551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce at 202-551-3754 or Jay Ingram at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Christina C. Russo, Esq.